Baker & McKenzie LLP 2300 Trammell Crow Center 2001 Ross Avenue Dallas, Texas 75201, USA

Tel: +1 214 978 3000 Fax: +1 214 978 3099 www.bakernet.com

June 15, 2006	Jon Carroll Tel: +1 214 978 3023 jon.carroll@bakernet.com
Jill Davis
Gabrielle Malits
James Murphy
United States Securities and Exchange Commission
Division of Corporation Finance Mail Stop 7010
100 F Street, NE Washington, D.C. 20549-7010

RE:   Reef Global Energy IV, LP
Form 10-K for Fiscal Year Ended December 31, 2005
File No. 333-93399-04

Ladies and Gentlemen:

We are writing on behalf of our client, Reef Global Energy IV, LP (the “Company”) in response to the letter of comments from the United States Securities and Exchange Commission (the “Commission”) to the Company, dated May 17, 2006, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”). The following is our response to your comment letter of May 17, 2006. In order to facilitate your review, we have repeated each of your numbered comments in italics followed immediately by our response to that particular comment.

Form 10-K for the year ended December 31, 2005
Item 9A - Controls and Procedures, page 15

1.                                       Since you indicate that the managing general partner’s system of controls and procedures are designed at a reasonable assurance level, please indicate in you conclusion that the controls and procedures were effective at a reasonable assurance level.

Response:

The Company acknowledges the Commission’s comment. As we discussed with Ms. Malits last week, the Company undertakes to make disclosures in accordance with the Commission’s comment relating to the Company’s internal controls being “effective at a reasonable assurance level” in the Company’s future periodic reports, including the next Form 10-K (under Item 9A) and next 10-Q (under Item 4). As a result, there are no revisions to the Form 10-K relating to this comment.

2.                                       Please revise to disclose any changes in the system of internal controls over financial reporting that could have a material affect as required by Item 308(c) of Regulation S-K.

Response:

The Company acknowledges the Commission’s comment. As we discussed with Ms. Malits last week, the Company undertakes to make disclosures in accordance with the Commission’s comment relating to whether there have been any changes (as opposed to any significant changes) in the Company’s internal controls in the Company’s future periodic reports, including the next Form 10-K (under Item 9A) and next Form 10-Q (under Item 4). We note that the Company’s Form 10-Q for the quarter ended March 31, 2006 contains the disclosure language requested by the Commission. In addition, we note that Exhibit 31.1 of the Form 10-K contains a certification that the Company has disclosed in the Form 10-K “any change in the registrant’s internal controls.”  As a result, there are no revisions to the Form 10-K relating to this comment.

Engineering Comments

Risk Factors, page 5

3.                                       Include a risk factor describing your dependence on third party facilities for the production, processing and transportation of your production and how this recently affected the results of your Gulf Coast property.

Response:

The Company acknowledges the Commission’s comment. We undertake to address the applicable risks, if any, relating to the Company’s dependence on third party facilities and how this affects the results of the Company’s Gulf Coast property in the Company’s future periodic reports, including the next Form 10-K and Form 10-Q (under Item 1A of each filing) and in any registration  statement of an affiliate of the Company. Please note that the Form 10-K discloses the impact of a third party operated gas plant on a Gulf Coast well under the heading “Drilling Activities and Productive Wells” in Item 2 of the Form 10-K. In addition, Item 1A of the Form 10-K contains a risk factor describing how extreme weather conditions in the Gulf of Mexico region may have a negative impact on oil and gas operations in the region and on distributions to partners. As a result, we request that there be no revisions to the Form 10-K relating to this comment.

Properties, page 9

4.                                       Please revise to present the information required by Items 2 through 8 of Industry Guide 2 in tabular form including, but is not limited to, gross and net undeveloped and developed acreage, gross and net productive oil and gas wells, drilling activity, current activities and oil and gas production for the periods specified.

Response:

As we discussed with Ms. Malits and Mr. Murphy on May 31, 2006 and June 1, 2006, respectively, this comment 4 is not applicable to the Company since the Company, as a limited partnership, is not required to include in its periodic reports the disclosures set forth in the SEC’s Industry Guide 2. As a result, there are no revisions to make to the Form 10-K relating to this comment. As Industry Guide 2 states:

If oil and gas operations are material to the registrant’s and its subsidiaries’ business operations or financial position, the disclosure specified in this Guide should be included under appropriate captions (in tabular form, if practicable, and with cross references, where applicable, to related information disclosed in financial statements). Provided however, That limited partnerships or joint ventures that conduct, operate, manage, or report upon oil and gas drilling or income programs, that acquire properties either for drilling and production, or for production of oil, gas, or geothermal steam or water, need not include such disclosure . . . .

Supplemental Information on Oil & Gas Exploration and Production Activities, page 14
Standardized Measure of Discounted Cash Flows, page 16

5.                                       Please provide us with the supporting detail for how you arrived at the future cash inflows in the Standardized Measure.

Response:

A worksheet, attached as Exhibit A hereto, shows how the Company arrived at the future cash inflows in the Standardized Measure. The first column lists each particular well. The next three columns show the amount of reserves of oil, gas and equivalent barrels of oil as of December 31, 2005 for each well. These reserve figures are taken directly from the reserve report. The next two columns show the estimated future revenue from the sale of the reserves of oil and gas using prices as of December 31, 2005. The next three columns show the estimated future expenses (severance  tax, ad valorem and LOE, and development costs) using costs at year end. These amounts are taken from the reserve report.

The following column shows each well’s undiscounted future net cash flows before asset retirement obligations are deducted. The undiscounted future net cash flows for each well is equal to the oil and gas revenues minus expenses. Again, this amount is directly from the reserve report. The next column shows the undiscounted asset retirement obligations (ARO), reflecting the Company’s plugging liability for the wells. The amounts listed in this column are derived in accordance with FAS 143. The following column shows the undiscounted future net cash flows after deducting the ARO.

The last three columns repeat the prior three with a discount factor of 10% applied to the cash flow stream. The standardized measure of discounted net cash flow is listed in the final column. It is equal to the discounted future net cash flow minus the discounted ARO liability (from the prior two columns).

Closing Comments

The requested acknowledgement and statement from the Company is attached as Exhibit B to this letter.

Supplemental information set forth herein and in the exhibits hereto has been provided for the information of the Commission only and shall not be deemed to have been filed.

Please call me at (214) 978-3023 as soon as possible after your review of the above responses, as the Company desires to resolve these issues as soon as possible. Thank you for your attention to this matter.

Sincerely,

/s/ Jon Carroll

Jon Carroll

cc:            Michael J. Mauceli
Jim Johnson
Joel Held

Exhibit A

Worksheet

	Reserves (as of 12/31/2005)				Gas	Severance	Ad Valorem
Wells	Oil	Gas	EBO	Oil Revenues	Revenues	Tax	and LOE
Celotex Jamestown #1(1)	1	177	31	58	1,858	117	0
City of West Weigo #1(1)	0	0	0	0	0	0	0
UL 7 RA SUA Exxon Fee #1(1)	0	133	22	0	1,430	86	0
UPRC #1	46	11,520	1,966	2,681	123,640	7,756	12,177
SRC Foley Heirs #2	0	13	2	0	144	11	0
Mermantau Minerals #1	1,489	218,674	37,935	89,027	2,453,535	158,341	286,475
Thomas H Miller #1	562	33,424	6,133	30,208	351,981	27,787	118,801
Halls Bayou Ranch Tr 4 #2	0	0	0	0	0	0	0
State Tract 284 #1	608	86,786	15,072	35,288	844,401	64,954	182,000
J Watson #1	1,831	50,753	10,290	108,102	519,177	44,662	28,119
	4,537	401,480	71,451	265,364	4,296,166	303,714	627,572

Wells	Development Cost	Undiscounted Future NCF Before ARO	Undiscounted ARO Liability	Future NCF After ARO	Discounted NCF	Discounted ARO Liability	Discounted NCF
Celotex Jamestown #1	0	1,799	0	1,799	1,714	0	1,714
City of West Weigo #1	0	0	0	0	0	0	0
UL 7 RA SUA Exxon Fee #1	0	1,344	0	1,344	1,283	0	1,283
UPRC #1	20,295	86,093	19,473	66,620	80,955	15,424	65,531
SRC Foley Heirs #2	0	133	5,461	(5,328)	43	3,387	(3,344)
Mermantau Minerals #1	20,885	2,076,861	26,304	2,050,557	1,440,098	13,147	1,426,951
Thomas H Miller #1	0	235,601	35,721	199,880	199,672	15,507	184,165
Halls Bayou Ranch Tr 4 #2	0	0	11,221	(11,221)	0	6,570	(6,570)
State Tract 284 #1	87,500	545,235	46,964	498,271	416,774	30,222	386,552
J Watson #1	17,500	536,998	5,278	531,720	471,841	3,468	468,373
	146,180	3,484,064	150,422	3,333,642	2,612,380	87,725	2,524,655

(1)    The Company holds only royalty interests in the Celotex Jamestown #1 well, the City of West Weigo #1 well and the UL 7 RA SUA Exxon Fee #1 well. As a result, the Company’s revenues from these wells are not subject to ARO liability.

Exhibit B

REEF GLOBAL ENERGY IV, LP
1901 N. Central Expressway, Suite 300
Dallas, Texas 75080

June 15, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:          Reef Global Energy IV, LP (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2005
File No. 333-93399-04

Ladies and Gentlemen:

In connection with the May 17, 2006 comment letter from the Securities and Exchange Commission (the “Commission”) in regards to the Company’s Form 10-K for fiscal year ended December 31, 2005 (the “Filing”) and in connection with the response letter, dated June 15, 2006, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best Regards,

REEF GLOBAL ENERGY IV, LP

Reef Oil & Gas Partners, L.P., Its Managing General Partner

By: Reef Oil & Gas Partners, GP, LLC, Its general partner

By:	/s/ Michael J. Mauceli
Michael J. Mauceli
Manager